                                                                    EXHIBIT 99.1

                             [GAINSCO COMPANY LOGO]

                       GAINSCO REPORTS 3RD QUARTER RESULTS

         DALLAS, Texas, November 12, 2003 - GAINSCO, INC. (OTCBB: GNAC) today reported net income for the third quarter 2003 of approximately $1.0 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.8 million and the accrual of dividends on the redeemable preferred stock of approximately $0.2 million, net income applicable to common shareholders and net income per common share, basic and diluted, were approximately break-even.

         For the nine months ended September 30, 2003, net income was approximately $1.9 million. After the accretion of the discount on the redeemable preferred stock of approximately $2.2 million and the accrual of dividends on the redeemable preferred stock of approximately $0.6 million, net loss applicable to common shareholders was approximately $0.9 million, or $0.04 per common share, basic and diluted.

         For the third quarter 2002, net income was approximately $0.2 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.7 million and the accrual of dividends on the redeemable preferred stock of approximately $0.2 million, net loss applicable to common shareholders for the third quarter 2002 was approximately $0.6 million, or $0.03 per common share, basic and diluted. For the nine months ended September 30, 2002, net loss was approximately $8.8 million. After including the effect of the accretion of the discount on the redeemable preferred stock of approximately $2.0 million and the accrual of dividends on the redeemable preferred stock of approximately $0.5 million, net loss applicable to common shareholders for the nine months ended September 30, 2002 was approximately $11.2 million, or $0.53 per common share, basic and diluted. For all periods presented, the effects of common stock equivalents and convertible preferred stock are antidilutive. Therefore, basic and diluted per share results are reported as the same number.

         "This past quarter our Company decided to pursue the diversification of our nonstandard personal automobile insurance business. The Company's nonstandard auto business is currently profitable, and the Company believes meaningful potential opportunities exist to enhance future earnings through a geographic diversification strategy of this business," said Glenn W. Anderson, GAINSCO's president and chief executive officer.

         "The Company's nonstandard automobile business is currently written entirely in the state of Florida. In furtherance of the objective to diversify our nonstandard auto business to targeted territories, the Company recently hired experienced managers for the states of Texas and Arizona. Steps are now underway to implement this market diversification in late 2003 and 2004," said Anderson.

         The Company continued to exit the commercial lines business. As of September 30, 2003, 600 commercial claims remained, compared to 681 at June 30, 2003 and 1,198 at September 30, 2002.

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415  Fax 214.647.0430

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                                   --Page 2--

         The Company's capital base at September 30, 2003 was approximately $44.3 million. This consisted of Shareholders' Equity of approximately $13.2 million and redeemable preferred stock of approximately $31.1 million. The Company's capital base at June 30, 2003 was approximately $43.6 million (Shareholders' Equity of approximately $13.4 million and redeemable preferred stock of approximately $30.2 million). At September 30, 2003, $8.2 million had yet to be charged to Shareholders' Equity related to the accretion of the discount on the redeemable preferred stock. Book Value per common share at the end of the third quarter 2003 (Shareholders' Equity, less unaccreted discount on redeemable preferred stock, divided by common shares outstanding) was approximately $0.24.

         During September 2003, the Company made a prepayment of the entire $1,761,000 balance on its bank note payable. As a result of this prepayment, the Company no longer has any bank debt outstanding.

         Combined statutory policyholders' surplus at the end of the third quarter 2003 was $40.6 million and compares to combined statutory policyholders' surplus at June 30, 2003 of $40.0 million. The combined statutory policyholders' surplus at the end of the third quarter 2003 does not include approximately $2.3 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.

         The Company's net unpaid claims and claims adjustment expenses at September 30, 2003 were $79.0 million, compared to approximately $84.4 million at June 30, 2003. These balances do not include the beneficial effect of ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $15.4 million at September 30, 2003 and approximately $17.9 million at June 30, 2003 (the balances of which are included in Reinsurance Balances Receivable). The principal components of the net reduction in the reserve balances from June 30, 2003 to September 30, 2003 are the settlement in normal course of claims related to the continued runoff of the commercial insurance business, a decrease in ultimate expected liabilities in the personal auto line, and an increase in ultimate expected liabilities in commercial lines.

         The combined ratio under generally accepted accounting principles ("GAAP") for the third quarter of 2003 was 97.9%, compared to a combined ratio of 132.8% for the 2002 third quarter. The GAAP claims and claims adjustment expenses ratio for the 2003 third quarter was 63.0%, compared with 101.3% for the third quarter of 2002. For the nine months ended 2003, the GAAP combined ratio was 106.8%, compared to 127.0% for the same period in 2002. The GAAP claims and claims adjustment expenses ratio for the nine months ended 2003 was 70.9%, versus 97.0% for the nine months ended 2002.

         In the session of the Texas Legislature ended June 2, 2003, changes were made in the statutes governing the regulatory treatment of county mutual insurance companies in Texas. These changes prejudice the rights of the Company to receive contingent payments of up to $9 million through September 2009 pursuant to a December 2, 2002 agreement to sell the management contract controlling GAINSCO County Mutual Insurance Company to an affiliate of Liberty Mutual Insurance Company ("Liberty"), depending upon how the statutory changes and the Company's agreement with Liberty are interpreted. The Company contacted Liberty to discuss their obligation to make the

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                                   --Page 3--

contingent payments in light of the recent legislation. Liberty's position is that they have no obligation to make any of the $9 million contingent payments under the agreement.

         GAINSCO, INC. is a Dallas, Texas-based holding company. The Company's nonstandard personal automobile insurance products are distributed through retail agents in Florida. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc.

         Statements made in this release that are qualified with words such as "decided to pursue," "believes," "to enhance," etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company's ability to effect the successful exit from its commercial lines business, (b) heightened competition from existing competitors and new competitor entrants into the Company's markets, (c) the extent to which market conditions firm up, the acceptance of higher prices in the market place and the Company's ability to realize and sustain higher rates,
(d) contraction of the markets for the Company's business, (e) acceptability of the Company's A.M. Best rating to its end markets, (f) the Company's ability to meet its obligations in respect of its redeemable preferred stock, (g) the ongoing level of claims and claims-related expenses and the adequacy of claim reserves, (h) the outcome of pending litigation, (i) the effectiveness of investment strategies implemented by the Company's investment manager, (j) continued justification of recoverability of goodwill in the future, (k) the availability of reinsurance and the ability to collect reinsurance recoverables,
(l) the Company's ability to invest in new endeavors that are successful, (m) the limitation on the Company's ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (n) the ability of the Company to realize contingent acquisition payments in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which was prejudiced by legislation passed in the session of the Texas Legislature ended June 2, 2003, and (o) general economic conditions, including fluctuations in interest rates. In addition, the actual emergence of losses and loss expenses may vary, perhaps materially, from the Company's estimate thereof, because (a) estimates of loss and loss expense liabilities are subject to large potential errors of estimation as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes, subsequent damage to property, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation) and (b) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate course of future events. A forward-looking statement is relevant as of the date the statement is made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which the statements are made. Please refer to the Company's recent SEC filings for further information regarding factors that could affect the Company's results.

                                     --END--

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

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                                   --Page 4--

[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations for the quarters and nine months ended September 30, 2003 and September 30, 2002 follow.]

RELEASE DATE:              Wednesday, November 12, 2003 - FOR IMMEDIATE RELEASE

COMPANY CONTACTS:          Scott A. Marek, Asst. Vice President-Investor
                           Relations 214.647.0427
                           Richard M. Buxton, Senior Vice President 214.647.0428
                           Email address: investorrelations@gainsco.com
                           Website: www.gainsco.com

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                         GAINSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                              Quarter ended           Nine months ended
                                                               September 30             September 30
                                                          --------     --------     ---------------------
                                                            2003         2002         2003         2002
                                                          --------     --------     --------     --------
Gross premiums written                                    $  8,800        8,942     $ 25,022       37,377
                                                          ========     ========     ========     ========
Net premiums written                                      $  8,805        8,891     $ 25,006       35,385
                                                          ========     ========     ========     ========

Premiums earned                                           $  7,998       14,053     $ 24,526       48,370
Net investment income                                          781        1,018        2,409        3,374
Realized gains                                                   0          669        1,266        1,047
Other income                                                 1,197        1,626        3,721        5,446
                                                          --------     --------     --------     --------
Total revenues                                               9,976       17,366       31,922       58,237

Claims & CAE incurred                                        5,036       14,234       17,390       46,920
Commissions                                                  1,191        1,353        3,087        6,466
Change in deferred acquisition costs                          (108)         255          544          836
Interest expense                                                25           68          104          247
Underwriting and operating expenses                          2,836        3,823        8,922       10,455
Goodwill impairment                                              0            0            0        2,860
                                                          --------     --------     --------     --------

   Income (loss) before Federal income taxes                   996       (2,367)       1,875       (9,547)
Federal income taxes                                             0       (2,608)           0         (763)
                                                          --------     --------     --------     --------
   Net income (loss)                                      $    996          241     $  1,875       (8,784)
                                                          ========     ========     ========     ========
   Net income (loss) available to common shareholders     $     41         (604)    $   (904)     (11,240)
                                                          ========     ========     ========     ========

Net income (loss) per common share, basic and diluted *   $   0.00        (0.03)    $  (0.04)       (0.53)
                                                          ========     ========     ========     ========

GAAP RATIOS:
    Claim & CAE Ratio                                         63.0%       101.3%        70.9%        97.0%
    Expense Ratio                                             34.9%        31.5%        35.9%        30.0%
                                                          --------     --------     --------     --------
    Combined Ratio                                            97.9%       132.8%       106.8%       127.0%
                                                          ========     ========     ========     ========

* The effects of common stock equivalents and convertible preferred stock are antidilutive. Therefore, basic and diluted per share results are reported as the same number.